







ABR
First Capital LLC
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# ABR First Capital REG-CF Offering

(http://abrfirstcapital.sppx.io/sites/default/files/styles/large/public/issu

Raised to Date:

**$216,000**

**17 Investors**

| **Min goal** | **Stretch goal** |
|---|---|
| **$100,000** | **$250,000** |

Closed

Accredited Only (https://sppx.io/issues/abr_

**ID:** ABR-2020
**Exemption:** REG-CF
**Issue Type:** Debt
**Accredited Only:** No
**Reviewed Financials:** No
**Minimum Investment:** $1,000
**Suggested Investment:** $5,000
**Additional Investments:** $1,000
**Target Goal:** $250,000
**Minimum Goal:** $100,000
**Maximum Goal:** $250,000
**Raise Start Date:** Friday, January 1, 2021
**Raise End Date:** Saturday, October 23, 2021
**Raise Target Date:** Monday, March 15, 2021
**Presentation:**
ABR_ExecutiveSummary_2020_v12.12.pdf (http://abrfirstcapital.sppx.io/sites/default/files/admin/issues/ABR_Execut
**Compiled PPM:** 20210630ABRFormCA2.pdf (http://abrfirstcapital.sppx.io/sites/default/files/ALLISON%20M/issues/20
**Subscription Agreement:** ABR_Sample_Subscription+Note.pdf (http://abrfirstcapital.sppx.io/sites/default/files/admin/issues/ABR_Sampl
**Link to EDGAR:**
Company Search Results (https://www.sec.gov/edgar/browse/?CIK=0001824547)

Discuss (/forums/abr_first_capital)

Sheridan Rd
Airway Blvd
Los Bandidos De Carlos & Mickey's
Montana Ave
IHOP
Edgemere Blv
Trowbridge Dr
Cielo Vista
Fox Plaza
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(https://maps.google.com/maps?ll=31.780765,-106.411913&z=13&t=m&hl=en-US&gl=US&mapclient=apiv3)

### Mailbox Income

ABR First Capital, LLC offers a unique program for investors who want to receive regular interest income paid monthly. Our program is unique in that it is based on government awarded contracts. Our offering is 10% annual percentage rate (APR) interest. Through our offering, investors would receive interest income payments every month. ABR has been in business since 1995, and our program helps American businesses build America. In over 25 years managing over $20 million of investor money, no investor has ever lost any principle. Our investors call our program “Mail Box Income”.

### Introducing ABR

ABR First Capital, LLC (ABR) is an industry-leading provider of short-term accounts receivable financing, also called asset-based lending, to service and commercial construction contractors performing under government contracts. ABR is a Texas Corporation located in El Paso. We specialize in asset-based lending exclusively to screened and qualified businesses performing awarded contract work for federal, state and local government agencies in the U.S.

### Business Model

The rate we pay our investors is based on our proven business model. Our program helps service and commercial construction companies successfully perform on government contracts by facilitating the short-term cash flow they need to do the work. Our business model involves turning working capital over multiple times a year, earning fees every time money is turned over. This model generates income that pays for business operations, company profit and investor interest. This offering is 10% annual percentage rate (APR) interest to investors, as paid monthly.

### Use of Investment Funds

Investment funds are used as working capital for our asset-based-lending program.
We charge a competitive fee each time we advance funds on an “approved for payment” invoice for one of our clients. Because the contractor, and the contracting agency, “assign” payment of those invoices to us, we are guaranteed to be paid. And because government agencies pay approved invoices on a regular, predictable basis, we are able turn that same working capital multiple times every year. The result is we are able to earn our fees to operate ABR, and our investors earn their interest, paid monthly.

***Interest Payments***

***Interest payments do not begin to accrue until subscription agreement is signed by investor.***

**Frank M. Bashore - President/Co-Founder**

Mr. Bashore is the President and Co-Founder of ABR First Capital, LLC, originally founded as Capital Active Funding, Inc in 1995. Prior to that Frank was co-founder and General Manager of The Mortgage and Credit Corporation, El Paso, Texas.

Frank began his career in banking, with almost 20 years of experience prior to starting ABR. including Vice-President of Commercial Lending and Bank Compliance Officer, Senior Commercial Lender and Credit Officer for InterFirst Bank Holding Company, Dallas, Texas and First City Bancorporation, Houston, Texas. He was also Secretary to the Board for InterFirst Bank-Chelmont, El Paso, Texas. In addition, he has served as a Small Business Loan Advocate and served on the U.S. Small Business Administration (SBA) Advisory Board. He was awarded "Financial Business Advocate of the Year" by the SBA in 1992.

Celebrating 25 years in business.
Accredited Business with the Better Business Bureau.

(https://www.addtoany.com/share#url=http%3A%2F%2Fabrfirstcapital.sppx.io%2Fissues%2Fabr_capital&title=ABR%20First%20Capital%20REG-CF%20Offering)

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